POPVIEWERS LLC

Financial Statements For The Year Ended December 31, 2020 & 2019

TOGETHER WITH INDEPENDENT ACCOUNTANT REVIEW REPORT

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT REVIEW REPORT

To the Board of Directors of POPVIEWERS LLC

We have reviewed the accompanying consolidated financial statements of POPVIEWERS LLC (the "Company"), which comprise the Balance Sheets as of December 31, 2020 & 2019, and the related Profit & Loss Statements, Statements of Shareholders Equity, and Statements of Cashflows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Omar Alnuaimi, CPA

Omar Alnuaimi, CPA

Naperville, IL
March 1, 2021

POPVIEWERS LLC
PROFIT & LOSS STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2020 & 2019

	2020	2019
Revenue		
Total Revenue	$ -	$ -
Gross Profit	-	-
Operating Expense		
Advertising & Marketing Expense	72,306	500
Bank Fees	305	197
Computer & Software Expense	747	1,727
Employee Payroll Benefits	56,474	20,979
Legal & Professional Fees	5,926	20,750
Meals & Entertainment	2,892	2,862
Misc. Office Expense	3,255	1,108
Other Expense	848	322
Payroll Tax Expense	124,689	36,765
Salaries & Wages Expense	236,117	68,305
Taxes & Licenses	1,012	50
Travel Expense	842	69
Website Design Expense	1,087	2,100
Total Operating Expenses	506,500	155,734
Net Income From Operations	(506,500)	(155,734)
Other Income (Expense)		
Depreciation & Amortization	(84,235)	(8,912)
Net Income Before Provision for Income Tax	(590,735)	(164,646)
Provision for Income Taxes	-	-
Net Income (Loss)	$(590,735)	$(164,646)

POPVIEWERS LLC
BALANCE SHEET
DECEMBER 31, 2020 & 2019

	12/31/20	12/31/19
ASSETS		
CURRENT ASSETS		
Cash and Cash Equivalents	$ 311,849	$1,128,700
TOTAL CURRENT ASSETS	311,849	1,128,700
NON-CURRENT ASSETS		
Capitalized Website/Application Development	470,659	82,500
Less: Accumulated Depreciation	(93,147)	(8,912)
Capitalized Website/Application Development (net)	377,512	73,588
TOTAL NON-CURRENT ASSETS	377,512	73,588
TOTAL ASSETS	689,361	1,202,288
LIABILITIES AND OWNER'S EQUITY		
CURRENT LIABILITIES		
PPP Loan	76,942	-
Company Credit Card	866	-
TOTAL CURRENT LIABILITIES	77,808	-
NON-CURRENT LIABILITIES		
TOTAL NON-CURRENT LIABILITIES	-	-
TOTAL LIABILITIES	77,808	-
OWNER'S EQUITY		
Owner's Contribution	1,365,000	1,365,000
Retained Earnings (Deficit)	(162,712)	1,934
Net Income (Loss)	(590,735)	(164,646)
TOTAL SHAREHOLDERS' EQUITY	611,553	1,202,288
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 689,361	$1,202,288

POPVIEWERS LLC
STATEMENT OF CASHFLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020 & 2019

	2020	2019
OPERATING ACTIVITIES		
Net Income	$(590,735)	$ (164,646)
Non-Cash Adjustments		
Increase in Company Credit Card	866	-
Increase in Accumulated Deprecation/Amortization	84,235	8,912
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(505,634)	(155,734)
INVESTING ACTIVITIES		
Capitalized Website/Application Development	(388,159)	(82,500)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	(388,159)	(82,500)
FINANCING ACTIVITIES		
Owner's Contribution (net)	-	1,260,000
PPP Loan	76,942	-
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	76,942	1,260,000
NET INCREASE (DECREASE) IN CASH	(816,852)	1,021,766
CASH AT BEGINNING OF PERIOD	1,128,700	106,934
CASH AT END OF PERIOD	$ 311,849	$1,128,700

POPVIEWERS LLC
STATEMENT OF SHAREHOLDERS EQUITY
December 31, 2020 & 2019

	Opening Equity Balance	Yearly Changes	Total
Balance, December 31, 2018	$ 106,934	$ -	$ 106,934
Net Income for the period ending December 31, 2019	-	(164,646)	(164,646)
Equity Contributions (Distributions)	-	1,260,000	1,260,000
Balance, December 31, 2019	$ 106,934	$ 1,095,354	$ 1,202,288
Balance, December 31, 2019	$ 1,202,288	$ -	$ 1,202,288
Net Income for the period ending December 31, 2020	-	(590,735)	(590,735)
Equity Contributions (Distributions)	-	-	-
Balance, December 31, 2020	$ 1,202,288	$ (590,735)	$ 611,553

NOTE A – ORGANIZATION AND NATURE OF ACTIVITIES

PopViewers LLC (the "Company") has created a community-based application and platform that assists its users in discovering what entertainment media (movies, TV shows, etc.) to enjoy all while providing a social community platform for its users to react and interact with each other. The application/platform will also provide its users with access to unique premium entertainment and social experiences.

Additionally, The Company intends to further develop the application/platform which will allow it to provide real-time, statistically relevant data to content providers/creators. This data will assist the same providers/creators in determining what content to further invest in, all while having a platform to deliver content to users of the application/platform.

The company intends to generate revenue via three main revenue streams: (1) In-App marketing / advertising. (2) Offering a paid premium subscription model where users will enjoy additional user benefits. (3) The collection and monetization of sentiment data from users regarding the media content they consume.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). As a result, the Company records revenue when earned and expenses when incurred.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosures of contingent assets and liabilities and other items, as well as the reported revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and any cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Capitalized Website & Application Development Costs

The Company accounts for costs incurred to develop Website & Applications for internal use in accordance with FASB ASC 350-40 "Internal-Use Software". As required by ASC 350-40, the Company capitalizes the costs incurred during the application development stage, which include costs to design the software configuration and interfaces, coding, installation, and testing.

The capitalization and ongoing assessment of recoverability of development costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, technological and economic feasibility, and estimated economic life. As of December 31, 2020, & 2019, assessment of recoverability of development costs has resulted in no impairment related write-off/expense. The Company is properly amortizing these capitalized costs over three years as required by US GAAP.

Income Taxes

The Company is a Limited Liability Company ("LLC") for income tax purposes (effective through December 31, 2020). In lieu of corporate income taxes, the owners are taxed on their proportionate shares of the Company's taxable income. Accordingly, no liability for federal or state income taxes and no provision for federal or state income taxes have been included in the financial statements.
The Company accounts for the effect of any uncertain tax positions based on a "more likely than not" threshold to the recognition of the tax positions being sustained based on the technical merits of the position under scrutiny by the applicable taxing authority. If a tax position or positions are deemed to result in uncertainties of those positions, the unrecognized tax benefit is estimated based on a "cumulative probability assessment" that aggregates the estimated tax liability for all uncertain tax positions. Interest and penalties assessed, if any, are accrued as income tax expense. The Company has identified its tax status as a limited liability company electing to be taxed as a pass-through entity as its only significant tax position; however, the Company has determined that such tax position does not result in an uncertainty requiring recognition.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

NOTE C – CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and any cash equivalents with a limited number of high-quality financial institutions and do not exceed the amount of insurance provided on such deposits.

NOTE D – SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 1, 2021, the date on which the financial statements were available to be issued. Management has determined that none of the events occurring after the date of the balance sheet through the date of Management's review substantially affect the amounts and disclosure of the accompanying financial statements.